Filed Pursuant to Rule 433

Registration Statement No. 333-218460-01

Relating to Preliminary Prospectus Supplement dated November 17, 2017 and

Prospectus dated June 2, 2017

800 Boylston Street

Boston, MA 02199

BOSTON PROPERTIES PRICES $850 MILLION

OFFERING OF SENIOR UNSECURED NOTES

BOSTON, MA, November 17, 2017 – Boston Properties, Inc. (NYSE: BXP), a real estate investment trust, announced today that its operating partnership, Boston Properties Limited Partnership (“BPLP”), has agreed to sell $850 million of 3.200% senior unsecured notes due 2025 in an underwritten public offering through BNY Mellon Capital Markets, LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Jefferies LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC and Wells Fargo Securities, LLC as joint book-running managers. The notes were priced at 99.757% of the principal amount to yield 3.238% to maturity. The notes will mature on January 15, 2025, unless earlier redeemed. The offering is expected to close on December 4, 2017, subject to the satisfaction of customary closing conditions.

The estimated net proceeds from this offering are expected to be approximately $841.2 million. BPLP intends to use the net proceeds from the sale of the notes for the repayment of debt, including funding the redemption of the $850 million aggregate principal amount of its 3.700% senior notes due 2018 that are outstanding (the “2018 Notes”), or other general business purposes, which may include acquisitions, development projects or other investment opportunities. Pending such uses, BPLP may invest the net proceeds in short-term, interest-bearing, investment-grade securities. In connection with the redemption of the 2018 Notes, BPLP expects that it will record a loss from early extinguishment of debt in the fourth quarter of 2017. Neither this offering nor the impact of the redemption of the 2018 Notes was previously reflected in Boston Properties’ earnings guidance for 2017.

BPLP has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents BPLP has filed with the Securities and Exchange Commission for more complete information about BPLP and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement from BNY Mellon Capital Markets,

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LLC at Attention: Debt Capital Markets, 101 Barclay St., 3W, New York, New York 10286, or by calling (800) 269-6864; Deutsche Bank Securities Inc. at Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, or by calling toll free at (800) 503-4611 or by emailing prospectus.CPDG@db.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: High Grade Syndicate Desk, 3rd floor, or by calling (212) 834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by calling toll-free (800) 294-1322 or by email at dg.prospectus_requests@baml.com; and Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, or by calling (866) 718-1649 or by email at prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Boston Properties is a fully integrated real estate investment trust that develops, redevelops, acquires, manages, operates and owns a diverse portfolio of primarily Class A office space totaling 49.8 million square feet and consisting of 166 office properties (including seven properties under construction), five retail properties, five residential properties (including three properties under construction) and one hotel. The Company is one of the largest owners and developers of Class A office properties in the United States, concentrated in five markets—Boston, Los Angeles, New York, San Francisco and Washington, DC.

This press release contains forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by our use of the words “will,” “expects,” “intends” and similar expressions that do not relate to historical matters. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond Boston Properties’ control and could materially affect actual results, performance or achievements. These factors include, without limitation, Boston Properties’ ability to satisfy the closing conditions to the pending transaction described above, potential changes in interest rates prior to the redemption of the 2018 Notes that could increase or decrease the loss from early extinguishment of debt incurred in connection with the redemption of the 2018 Notes and other risks and uncertainties detailed from time to time in Boston Properties’ filings with the SEC. Boston Properties does not undertake a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

AT THE COMPANY

Mike LaBelle

Executive Vice President,

Chief Financial Officer

617.236.3352

Arista Joyner

Investor Relations Manager

617.236.3343